Andrew Kolodyuk

Founder and chairman of DIVAN.TV board, AVentures Capital; YGL/WEF; Investor in Petcube, Spinbackup, Teamfusion

San Francisco Bay Area

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DIVAN.TV

Taras Shevchenko National University of Kyiv

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I like to turn good ideas into projects and build great companies that become market leaders. I founded, invested into and developed over 10 companies with total revenues of over US$1 billion annually in fields such as retail, Internet, IT, telecom, media, cleantech, alternative medicine and Real...

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Articles & activity

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UKRAINIAN VC & PE OVERVIEW-2015 HAS BEE...

Andrew Kolodyuk
Published on LinkedIn

$ 132 million had been invested in Ukrainian companies in 2015 – such a number is shown at the Private Equity and Venture Capital overview presented by UVCA. According to it, ir ...see more

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Thanks for coming to Kyiv

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Bitcoin and Guns, That's the Only Way to Save This Country' Bitcoin...

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Ukraine is creating five IT 'unicorns' – companies valued at more than ...

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Experience

Founder and Chairman of the board

DIVAN.TV

Jun 2010 – Present · 8 yrs 5 mos
Kiev

Divan.TV is Over The Top ("OTT") TV service provider, established in 2010 to provide its services to Different ethnic and migrant communities worldwide and started with 300M people audience from CIS and Eastern Europe countries . Divan.TV believes in TV Everywhere concept which allows people to access TV channels, movies on demand,music ect from any devices like SmartTVs, media players,PC.tablets,smart phones.



Chairman of the Supervisory Board

Ukrainian Venture Capital and Private Equity Association (UVCA)

Nov 2014 – Present · 4 yrs
Ukraine

UVCA (Ukrainian Venture Capital and Private Equity Association) shapes the future direction of the private equity industry by promoting investment opportunities in Ukraine, representing interests of private equity investors to policymakers and improving investment and business climate in Ukraine.... See more



Founder and Managing Partner

Aventures Capital

1999 – Present · 19 yrs

The Aventures Capital Fund invests in strong teams of entrepreneurs originally from Ukraine, Russia and Eastern Europe. The Fund`s investment focus will be proven business models in the consumer space of the Internet, as well as disruptive services and technologies in cloud computing and enterprise software in general. The Fund will also consider opportu... See more



Investor

CoreValue Services

Nov 2017 – Present · 1 yr
Ukraine

AVentures Capital announced a new deal - an investment in CoreValue. The fund acquired a minority stake, and its representative entered the Board of Directors of the company.

CoreValue is a fast-growing IT-outsourcing company based in Ukraine. Over the las... See more



Investor

Bookimed

Dec 2017 – Present · 11 mos

Ukraine

AVentures Capital, a leading early stage venture fund backing teams with R&D in Ukraine and CEE, has announced a USD 500K lead investment into Bookimed.

Bookimed is an independent search service for medical solutions around the world.... See more

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Education

Taras Shevchenko National University of Kyiv
2000, Law

V. M. Koretsky Institute of State and Law under NASU
2005, Polical Culture and Ideology, Ph.D
2004 – 2005

Ph.D. thesis: "Information Society: Modern condition and perspectives of development in Ukraine",

Kiev Politechnik Institute
1996

Skills & Endorsements

Start-ups · 99+

Endorsed by **ROMAN KIKTA and 23 others who** are highly skilled at this

Endorsed by **2 of Andrew's colleagues at** DIVAN.TV

Venture Capital · 99+

Endorsed by **Mark Sanor and 2 others who are** highly skilled at this

Endorsed by **3 of Andrew's colleagues at Ukrainian Venture Capital and Private Equity Association (UVCA)**

Entrepreneurship · 99+

Endorsed by **Maxim Shekhovtsov, Ph.D. and 11** others who are highly skilled at this

Endorsed by **4 of Andrew's colleagues at Aventures Capital**

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